UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)

Teton Energy Corporation
(Name of Issuer)

Common Stock par value $.001
(Title of Class of Securities)

881628101
(CUSIP Number)

Harris I. Sufian, Esq.

FIRST NEW YORK SECURITIES LLC
90 Park Avenue 5th Floor
New York, New York 10022
212-331-6853
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     January 6, 2009
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 4 to Schedule 13D, is being filed by the undersigned to amend and supplement the Statement on Schedule 13D filed by First New York Securities LLC (“FNYS”), BATL Management LP (“BATL”) and Thomas F. Donino (“Mr. Donino” and together the “Original Reporting Persons”), on June 6, 2007 (as amended by Amendment No. 1, filed by the Original Reporting Persons and Lee Higgins (“Mr. Higgins” and together with the Original Reporting Persons, the “Reporting Persons”) on February 5, 2008, Amendment No. 2 filed by the Reporting Persons on March 18, 2008, and Amendment No. 3 filed by the Reporting Persons on November 6, 2008, collectively the “Statement”), with respect to the common stock, par value $0.001 (the “Common Stock”), of Teton Energy Corporation, a Delaware company (the “Company”).  The principal executive offices of the Company are located at 410 17th Street, Suite 1850, Denver, Colorado 80202.

Item 4.    Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On January 6, 2009, FNYS issued a press release containing a letter addressed to the Board of Directors at Teton Energy Corporation announcing its intention to pursue alternatives to achieve fair value for shareholders.  A copy of the press release is attached as Exhibit A hereto.

Item 7.    Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

A.	Press Release issued by FNYS dated January 6, 2009.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2009

FIRST NEW YORK SECURITIES L.L.C.

By:      /s/  Harris I. Sufian
Name: Harris I. Sufian
Title: Managing Member

BATL MANAGEMENT LP

By:      /s/  Thomas F. Donino
Name: Thomas F. Donino
Title: Managing Partner

                                    /s/  Thomas F. Donino
    Thomas F. Donino

                                    /s/  Lee Higgins
    Lee Higgins

Exhibit A

PRESS RELEASE

For immediate release
Contact:	Thomas Donino
(212)-848-0709

FIRST NEW YORK SENDS LETTER TO TETON ENERGY CORPORATION, INTENDS TO PURSUE ALTERNATIVES TO ACHIEVE FAIR VALUE FOR SHAREHOLDERS

NEW YORK, NEW YORK, January 6, 2009/Business Wire/ - First New York Securities LLC, the holder of approximately 7.1% of the outstanding shares of common stock of Teton Energy Corporation (NASDAQ SYMBOL: TEC), today sent the following letter to the Board of Directors at Teton Energy Corporation:

January 6, 2009

To the Board of Directors:

Given the events of 2008 and the lack of action taken by the company’s management, First New York Securities, LLC is considering several plans to realize value for all shareholders of Teton Energy Corporation.  Divestitures recently announced by several public energy companies suggest that the shareholders of Teton Energy could realize significant value in a transaction with private investors.

Teton has a solid and diversified asset base, significant production, growth prospects, valuable oil and gas hedges and tangible cash flow for which the public markets fail to give anything close to reasonable value. We believe that this combination of attributes would be highly attractive to better capitalized private investors at a valuation far superior to the current market capitalization.

We intend to solicit, consider and support all options that we believe represent fair value and proceed in a manner that benefits all shareholders.

Thomas Donino
Partner